Exhibit 99.4

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF NAME OF HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

AND

EXTENSION OF THE DUTIES

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, in order for the Board to better promote the management and supervision of the environmental, social and governance issues of the Company from a strategic perspective, and comply with the latest requirements under Appendix 27 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Environmental, Social and Governance Reporting Guide, the name of Health, Safety and Environment Committee under the Board has been changed to the Sustainable Development Committee, and its duties have been extended.

The main duties of the Sustainable Development Committee are as follows, (1) supervise and manage issues in relation to the sustainable development of the Company (including but not limited to issues on environmental, social, and governance), and propose recommendations to the Board and the president of the Company; (2) supervise the effective implementation of the Company’s health, safety and environmental protection plan; (3) make recommendations to the Board or the president of the Company on major decisions regarding health, safety and environmental protection; (4) enquire about major incidents and liabilities, inspect and urge the resolution of major incidents.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

25 March 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.